UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 1, 2024

LiquidPiston, Inc. (Exact name of issuer as specified in its charter)

Delaware	74-3126356
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

LiquidPiston, 1292A Blue Hills Avenue, Bloomfield, CT, 06002

(Full mailing address of principal executive offices)

(860) 838 2677

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.                Other Events

Change to Bylaws

On August 1, 2024, the Board of Directors of LiquidPiston, Inc. (the “Company) issued a unanimous written consent in lieu of a meeting of the Board of Directors and adopted a resolution to approve the Company’s Second Amended and Restated Bylaws (“Amended and Restated Bylaws”) as in the best interests of the Company and its stockholders. The Amended and Restated Bylaws are filed as exhibit 2.2 to the this Current Report on Form 1-U.

2

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIQUIDPISTON, INC.

By:	/s/ Alexander Shkolnik
Name:	Alexandar Shkolnik
Title:	Chief Executive Officer, President, Principal Financial Officer, Principal Accounting Officer and Director

Date:	August 27, 2024

Exhibit Index

Exhibit No.	Description

2.2	Second Amended and Restated Bylaws

3